Aperio Group, LLC
BlackRock Advisors (UK) Limited
BlackRock Advisors, LLC
BlackRock Asset Management Canada Limited
BlackRock Asset Management Ireland Limited
BlackRock Financial Management, Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association
BlackRock Investment Management, LLC
BlackRock Life Limited






*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.